UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Digital Brands Group, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
25401N101
(CUSIP Number)
Drew Jones
1334 Milwaukee Street
Denver, CO, 80206
214-226-0133
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

1	NAME OF REPORTING PERSON Drew Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,192,177
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,192,177
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,192,177
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
12	TYPE OF REPORTING PERSON IN

Explanatory Note
On May 10, 2022, the Issuer closed a public offering and sold 37,389,800 shares of Common Stock.  As a result of the dilutive effect of the public offering, the Reporting Person ceased to beneficially own more than 5% of the Issuer’s Common Stock outstanding as of the close of business on May 10, 2022.  So, this Amendment No. 1 to the Schedule 13G is being filed to reflect the fact that the Reporting Person no longer holds more than 5% of the Common Stock of the Issuer, and has ceased to be a Reporting Person with regard to the Common Stock.  The information reported herein is as of the close of business on May 10, 2021.
Item 1(a).	Name of Issuer:
Digital Brands Group, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1400 Lavaca Street, Austin, Texas 78701.
Item 2(a).	Name of Persons Filing:
Drew Jones.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
1334 Milwaukee Street, Denver, Colorado, 80206.
Item 2(c).	Citizenship:
Mr. Jones is a citizen of the United States.
Item 2(d).	Title of Class of Securities:
Common Stock.
Item 2(e).	CUSIP Number:
25401N101.
Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership:
(a)	Amount Beneficially Owned: 2,192,177
(b)	Percent of Class: 4.3%

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: 2,192,177
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 2,192,177
(iv)	shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of May 10, 2022 the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.
Item 8.	Identification and Classification of Members of the Group:
Not applicable.
Item 9.	Notice of Dissolution of Group:
Not applicable
Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  May 25, 2022.
By: /s/ Drew Jones Drew Jones

Signature Page